KRISTINA K. PAPPA
Vice President and General Counsel
417 Fifth Avenue, 8th Floor
New York, NY 10016
Direct Dial:  212-726-4242
Fax:  212-726-4214
Email:  kristina.pappa@atari.com
        ------------------------


                                                          November 30, 2005


VIA EDGAR AND FAX
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Barbara C. Jacobs, Assistant Director

Re:  Atari, Inc. -- Registration Statements on Form S-3
                    File Nos. 333-129098 and 333-129099

Ladies and Gentlemen:

      Further to Maryse Mills-Apenteng's conversation with our outside counsel, David Bernstein of Clifford Chance US LLP, today, Atari, Inc. ("Atari") is filing Amendments No. 2 to each of the above referenced Registration Statements on Form S-3 to update the list of documents incorporated by reference. Specifically, Atari has added the Form 8-K filed on November 23, 2005 to such list. Attached to this letter is a copy of both pre-effective Amendments No. 2 to Atari's Registration Statements, reflecting such revisions.

      In accordance with Atari's acceleration request of November 23, 2005, please declare both of the above-captioned Registration Statements effective as soon as practicable.

      If you have any questions or if you need any further information, please do not hesitate to contact me at (212) 726-4242 or contact David Bernstein at Clifford Chance US LLP at (212) 878-8342.


                                             Very truly yours,


                                          /s/ KRISTINA K. PAPPA
                                              Vice President and General Counsel

cc:     Bruno Bonnell, Diane Price Baker, Jodi Scheurenbrand
            Atari, Inc.
        David Bernstein
            Clifford Chance US LLP
        Maryse Mills-Apenteng
            United States Securities and Exchange Commission